UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMERGING VISION, INC.
(Exact Name of Issuer as Specified in its Charter)

COMMON STOCK
(Title of Class of Securities)

29089W-10-2
(CUSIP Number)

LOU WEISBACH
2670 POINT LANE
HIGHLAND PARK, IL 60035
847-975-8326
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68339C 10-2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LOU WEISBACH, ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ..........................................................................................................................
(b) ..........................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..................

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

        4,085,000
__________________________________________________________________________________
8.     Shared Voting Power

        N/A

__________________________________________________________________________________
9.     Sole Dispositive Power

        4,085,000
__________________________________________________________________________________
10.   Shared Dispositive Power

N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,085,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

Security: Common Stock, par value $.001 per share (the “Common Stock”) (CUSIP No. 29089W-10-2)

Issuer:	EMERGING VISION 100 Quentin Roosevelt Blvd. Garden City, NY 11530 Phone: (516) 390-2100

Item 2. Identity and Background

(a)	The name of person filing this statement: Lou Weisbach (the “Reporting Person”).

(b)	Address: 2670 Point Lane, Highland Park, IL 60035

(c)	Principal Business: President of Teamscape, LLC. The principal executive offices are located at 3100 Dundee Road, Suite 704, Northbrook, IL 60062

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person utilized personal funds to acquire the subject position.

Item 4. Purpose of Transaction.

The Reporting Person currently holds all his shares of Common Stock in the Issuer for investment purposes only.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person is the beneficial owner of 4,085,000 shares of Common Stock, or approximately 5.5% of the issued and outstanding shares of Common Stock of the Issuer.

(b)	The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer currently owned by him.

(c)	The Reporting Person has effected the transactions in the shares of the Issuer during the past 60 days as represented in Exhibit “A” attached hereto.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits.

1)	Transactions over last 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2004 By: /s/ Lou Weisbach Name: Lou Weisbach

EXHIBIT A

Quantity	Open Date	Unit Cost	Cost Amount
3,000	10/4/2004	$0.17	$510.00
2,000	10/22/2004	$0.17	$340.00
1,000	10/22/2004	$0.18	$175.00
5,000	10/27/2004	$0.16	$800.00
3,000	10/27/2004	$0.16	$480.00
2,000	10/28/2004	$0.17	$330.00
3,000	10/29/2004	$0.17	$495.00
3,000	11/12/2004	$0.15	$450.00
2,000	11/16/2004	$0.15	$300.00
5,000	11/17/2004	$0.15	$750.00
3,000	11/18/2004	$0.15	$450.00
2,000	11/18/2004	$0.16	$320.00
1,500	11/30/2004	$0.19	$285.00
1,500	12/1/2004	$0.18	$270.00
3,000	10/4/2004	$0.17	$510.00
2,000	10/4/2004	$0.17	$340.00
2,000	10/5/2004	$0.19	$380.00
2,000	10/5/2004	$0.19	$380.00
2,000	10/5/2004	$0.19	$380.00
2,000	10/6/2004	$0.19	$380.00
3,000	10/11/2004	$0.17	$510.00
2,000	10/11/2004	$0.18	$360.00
3,000	10/12/2004	$0.19	$570.00
2,500	10/12/2004	$0.19	$475.00
2,000	10/13/2004	$0.19	$380.00
10,000	10/14/2004	$0.19	$1,900.00
5,000	10/14/2004	$0.18	$900.00
2,000	10/14/2004	$0.19	$380.00
2,000	10/14/2004	$0.19	$380.00
2,000	10/14/2004	$0.19	$380.00
2,000	10/14/2004	$0.19	$380.00
2,000	10/14/2004	$0.19	$380.00
2,000	10/18/2004	$0.19	$380.00
1,000	10/18/2004	$0.19	$190.00
1,000	10/19/2004	$0.19	$190.00
1,000	10/19/2004	$0.20	$195.00
1,000	10/20/2004	$0.19	$190.00
2,000	10/21/2004	$0.18	$360.00
1,000	10/21/2004	$0.19	$190.00
5,000	10/22/2004	$0.17	$850.00
2,000	10/22/2004	$0.17	$340.00
2,000	10/26/2004	$0.17	$340.00
5,000	10/27/2004	$0.16	$800.00
2,000	10/27/2004	$0.16	$320.00
1,000	10/27/2004	$0.17	$170.00
10,000	10/28/2004	$0.17	$1,650.00
2,000	10/29/2004	$0.17	$330.00
2,000	11/2/2004	$0.17	$330.00
2,000	11/2/2004	$0.17	$330.00
5,000	11/3/2004	$0.17	$825.00
3,000	11/3/2004	$0.17	$495.00
2,000	11/4/2004	$0.18	$360.00
2,000	11/8/2004	$0.16	$320.00
2,000	11/12/2004	$0.15	$300.00
1,000	11/12/2004	$0.15	$150.00
2,000	11/15/2004	$0.15	$300.00
2,000	11/16/2004	$0.15	$300.00
2,000	11/16/2004	$0.15	$300.00
2,000	11/17/2004	$0.15	$300.00
3,000	11/18/2004	$0.15	$450.00
1,000	11/18/2004	$0.16	$155.00
1,000	11/18/2004	$0.16	$160.00
2,000	12/1/2004	$0.18	$360.00